Exhibit 1

F o u r t h Q u a r t e r R e p o r t e n d e d S e p t e m b e r 3 0 2 0 0 4
MESSAGE TO SHAREHOLDERS

Royal’s fourth quarter financial results reflect our continued progress with the turnaround of the Group. We have generated sales growth and improved profitability, as well as strong free cash flow that enabled further debt reduction over the past twelve months. During the twelve month period ended September 30, 2004, our debt net of cash was reduced by $167 million.

A Challenging Environment

The environment in which we are executing the turnaround of Royal Group continues to be very challenging. While both new home construction and renovation markets remain robust in North America, raw material costs have reached record levels amidst intensifying industry competition. In addition, the strengthening of the Canadian dollar continues to curtail profitability.

 Prices for PVC resin, our primary raw material, escalated by 2 cents per pound in the fourth quarter of fiscal 2004. Recall that PVC resin prices escalated, in aggregate, by 10 cents per pound in the January to June 2004 period. Prices for other chemical additives, such as lubricants, stabilizers, titanium dioxide and pigments have also significantly increased throughout this year. While we implemented a series of price increases during our fourth quarter, these price increases were insufficient to fully recover the impact of increased raw material costs.

 We were able to generate an increase in margin over that recorded in the fourth quarter of 2003, largely as a result of improving product mix, increasing manufacturing efficiency and containment of fixed manufacturing costs.

 We will continue to focus on increasing sales of those product lines that produce the best profitability for the Group, by deploying our capital and management resources predominantly to our core businesses, being Custom Profiles, Exterior Claddings and Outdoor Products/RBS. Our results over the past two quarters have begun to reflect the fruits of our strategic focus.

 A core strategy in our Custom Profiles business is to sell a package of proprietary value-added components for window and door systems to our existing window fabricator customer base, such that our customers are able to provide more value for installers and homeowners. Our strategic initiative has been well received by our customers, as it offers them a way to differentiate themselves in what is becoming an increasingly competitive market.

 We recently held a sales conference for our custom profiles sales representatives, providing them the training, support materials and programs to help them sell a larger bundle of products to our window fabricator customer base. Our sales representatives are now equipped to sell Royalinex™ warm edge spacer bars, which are used to construct insulated glass units with superior thermal properties, and also our Royal Spectra-Coat™ colorizing system, which allows window and door fabricators to offer a wider range of color options. In addition, we introduced a window covering program that will complement our customers’ windows, involving shutters, horizontal blinds and vertical blinds.

 In our Exterior Claddings business, we have recently commercialized Royal Dura Plank™ reinforced vinyl siding, which is the thickest vinyl siding on the market today, having a strong, ribbed foam backing. This product is aimed at those installers and homeowners wanting a siding product with a more rigid look and feel. It is simpler to install than some of the alternatives and can be handled easily by one person. A core strategy in our Exterior Claddings business continues to be the manufacture and marketing of premium products, complemented with industry leading service.

 Our fence, deck and rail business is experiencing considerable growth, as a result of strong substitution of plastic for conventional materials by homeowners looking for durability and ease of maintenance. Royal’s broad and advanced product offering, coupled with industry specific marketing programs, has been well received by fence, deck and rail distributors. We have had some initial success offering fence, deck and rail products to our window fabricator customers that also distribute building products and we intend to increase the pace of this bundling program in 2005. In addition, we have recently rolled out a fence, deck and rail program for the western US, a market that we have had minimal penetration of to date. Our custom profiles plant in Reno will play an important role in this initiative, while at the same time helping us to improve overall capacity utilization.

In Pursuit of Efficiency and Balance

We are also continuing to implement programs to improve the efficiency of our operations. Extrusion lines at most plants ran approximately 15 to 20% faster in 2004 than they did in 2003, as a result of improved tooling, equipment and material technologies. We will continue to refine these technologies and apply them to a broader number of plants in 2005.

 During our fourth quarter, we initiated consolidation of another Custom Profiles business in our Woodbridge industrial complex into other custom profiles plants in the same complex, as well as into plants in the US. As part of this initiative we will relocate our Woodbridge patio door business into the consolidated custom profiles plant, and sublet the building the patio door operation presently occupies. We expect that this business relocation will be completed in the first quarter of 2005.

 We will continue to pursue all opportunities to improve capacity utilization, as attainment of 80 per cent plus capacity utilization is one of the keys to achieving acceptable margins.

 We will also pursue greater balance between the level of sales in the US and the amount of production there. Approximately 60 per cent of our sales today are in the US, with 60 per cent of our production in Canada. Specifically, we will increasingly utilize excess capacity in our window coverings plant in Houston to produce cellular foam products, custom profiles and pipe. In addition, we intend to expand our plant in Bristol, Tennessee to accommodate a rigid custom profiles operation to serve the growing southeastern US market segment. These are just two of the steps that will provide a better balance between sales and production in the US, and allow us to penetrate markets which cannot be serviced appropriately from plants in Canada.

Going Forward

Successful implementation of sales and marketing strategies is helping us to secure increasing volumes of core product lines. We shall continue our efforts to eliminate products with unacceptable profitability. High raw materials costs will remain as an on-going challenge, however we will continue to pursue every available opportunity to offset cost increases through pricing actions and product mix improvements, as well as improvements to material formulations and production processes.

 Lastly, I would like to thank all of our shareholders, employees, customers and suppliers, for their contributions to the continuing turnaround of Royal Group.

Douglas Dunsmuir
President and Chief Executive Officer
November 19, 2004

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

	Sept. 30/04	Sept. 30/03

	(unaudited)	(audited)
ASSETS
Current assets:
Cash	$64,832	$-
Accounts receivable	338,251	342,601
Inventories	432,596	401,619
Prepaid expenses	17,019	20,498

	852,698	764,718
Future income tax assets (note 6)	24,372	26,600
Property, plant and equipment	1,391,727	1,482,723
Goodwill	215,558	218,679
Other assets	48,631	37,734

	$2,532,986	$2,530,454

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness (note 7)	$325,965	$355,080
Accounts payable and accrued liabilities	274,749	258,592
Term debt due within one year (note 7)	19,207	21,266

	619,921	634,938
Term debt (note 7)	312,513	383,332
Future income tax liabilities (note 6)	166,862	131,169
Minority interest	14,616	15,603
Shareholders’ equity:
Capital stock	633,754	632,711
Contributed surplus (note 9)	1,770	74
Retained earnings	914,969	841,930
Currency translation adjustments	(131,419)	(109,303)

	1,419,074	1,365,412

	$2,532,986	$2,530,454

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Douglas Dunsmuir	Ron Goegan
Director, President	Director, Senior V.P.
and Chief Executive Officer	and Chief Financial Officer

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)

	3 months	3 months	12 months	12 months
	ended	ended	ended	ended
	Sept. 30/04	Sept. 30/03	Sept. 30/04	Sept. 30/03

	(unaudited)	(unaudited)	(unaudited)	(audited)
Net sales	$524,838	$526,778	$1,914,998	$1,885,397
Cost of sales and operating expenses	449,206	570,158	1,624,364	1,773,041

Earnings (loss) before the undernoted	75,632	(43,380)	290,634	112,356
Amortization charges	32,474	29,926	129,790	126,363
Interest and financing charges	9,784	12,463	41,708	50,712

Earnings (loss) before income taxes and minority interest	33,374	(85,769)	119,136	(64,719)
Income tax expense (recovery) (note 6)	9,522	(5,833)	46,993	(4,483)

Earnings (loss) before minority interest	23,852	(79,936)	72,143	(60,236)
Minority interest	558	1,912	896	2,025

Net earnings (loss)	$24,410	$(78,024)	$73,039	$(58,211)

Basic and diluted earnings (loss) per share (note 5)	$0.26	$(0.84)	$0.78	$(0.62)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)

	3 months	3 months	12 months	12 months
	ended	ended	ended	ended
	Sept. 30/04	Sept. 30/03	Sept. 30/04	Sept. 30/03

	(unaudited)	(unaudited)	(unaudited)	(audited)
Retained earnings, beginning of period	$890,559	$919,954	$841,930	$900,141
Net earnings (loss)	24,410	(78,024)	73,039	(58,211)

Retained earnings, end of period	$914,969	$841,930	$914,969	$841,930

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

	3 months	3 months	12 months	12 months
	ended	ended	ended	ended
	Sept. 30/04	Sept. 30/03	Sept. 30/04	Sept. 30/03

	(unaudited)	(unaudited)	(unaudited)	(audited)
		(note 3)		(note 3)
Cash provided by (used in):
Operating activities:
Earnings (loss) before minority interest	$23,852	$(79,936)	$72,143	$(60,236)
Items not affecting cash	36,917	180,467	168,457	247,188
Change in non-cash working capital	26,938	53,748	(15,571)	45,944

	87,707	154,279	225,029	232,896
Financing activities:
(Decrease) increase in termed bank debt (note 7)	(98,347)	-	325,965	-
Repayment of term debt (note 7)	(20,363)	(21,692)	(57,387)	(101,686)
Proceeds from issuance of shares under stock option plan	-	-	1,043	14

	(118,710)	(21,692)	269,621	(101,672)
Investing activities:
Acquisition of property, plant and equipment	(21,365)	(22,159)	(78,947)	(93,533)
Acquisition of non-cash net assets of businesses	-	(391)	-	(4,525)
Change in investments	243	-	(3,334)	-
Change in minority interest	18	100	18	(3,864)
Proceeds from sale of non-strategic assets	-	-	9,707	-
Change in other assets	(226)	2,987	(827)	820

	(21,330)	(19,463)	(73,383)	(101,102)
Effect of foreign exchange rate changes on cash	(1,129)	56	(1,355)	(1,417)

(Decrease) increase in cash during the period	(53,462)	113,180	419,912	28,705
Cash (bank indebtedness), beginning of period	118,294	(468,260)	(355,080)	(383,785)

Cash (bank indebtedness), end of period	$64,832	$(355,080)	$64,832	$(355,080)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

1. Investigations

On October 15, 2004 Royal Group Technologies Limited (“the Group”) announced that the Ontario Securities Commission (“OSC”) provided the Group with a copy of a Production Order on October 12, 2004 that was issued on October 5, 2004 by a Justice in Ontario addressed to the Group's lead bank. The Order, which relates to a time period between January 1, 1996 and July 30, 2004, requires that certain documents be provided by such bank to the RCMP (“Royal Canadian Mounted Police”) in relation to four companies, Royal Building Systems, a subsidiary of the Group, Royal St. Kitts Beach Resort Limited (“the Resort”) and two other affiliates of the Resort. The Resort ownership includes the following directors or executive officers and their percentage ownership: Vic De Zen (60%), Douglas Dunsmuir (5%), Ron Goegan (0.02%) and Angelo Bitondo (0.01%). In addition, the following non-executive employees of the Group and their percentage ownership in the Resort is as follows: Fortunato Bordin (20%) and Domenic D’Amico (15%).

    On October 18, 2004, the Group received a letter from the RCMP advising that Royal Group is a target of the RCMP's investigation.

    On October 21, 2004, the Group announced that it expanded the special committee of its board of directors that was established in December 2003 to conduct an independent investigation related to the OSC and the RCMP investigations into transactions involving the Group and the Resort. The expanded special committee now comprises all of the independent directors of the Group. The mandate of the special committee was expanded to include all aspects of the investigations and inquiries by securities regulatory authorities and the RCMP and any similar or related investigations and inquiries that may be commenced by these or other authorities, all news releases and other communications with the public and make a determination with respect to the role within the Group of any individuals who are currently involved in the regulatory or law enforcement investigations and/or proceedings.

    On October 28, 2004 the Group announced that on October 27, 2004, it was provided with a copy of a second Production Order issued on October 25, 2004 by a Justice in Ontario addressed to the Group's lead bank. The second Order, which relates to a time period between January 1, 1996 to October 25, 2004, requires that certain documents be provided by the bank to the RCMP in relation to certain individuals and a number of entities, including the Group.

    Both Orders include allegations of actions contrary to the criminal code and include allegations of intent to defraud the shareholders and creditors of the Group and deceive the shareholders and others by circulating or publishing in a prospectus or statement or account which was known to be false and theft. The Orders collectively name the controlling shareholder and non-executive chairman of the Group, the chief executive officer, the chief financial officer, non-executive employees of the Group and a former officer of the Group. The Group is unable to determine whether there will be any financial impact resulting from these investigations. KPMG LLP, the Group's independent auditors, has advised the Group that due to the status of the ongoing internal review and investigation by the special committee of the board of directors of Royal, it is thus currently unable to complete its review of the Group's unaudited interim consolidated financial statements. The special committee has retained Kroll Inc. to carry out further accounting work beyond the scope of the investigation that it completed earlier this year.

2. Consolidated financial statements

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the accounts of the Group, its subsidiaries and its proportionate share of its joint ventures.

    In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2004 and the results of operations and cash flows for the three month and twelve month periods ended September 30, 2004.

    The Group operates predominantly in the seasonal North American renovation and new construction markets. As such, sales, net earnings and cash flow have historically been significantly different on a by-quarter basis as compared to an annualized amount or rate.

3. Accounting policies

The Group’s accounting principles remain unchanged from the most recent fiscal year ended September 30, 2003. For details, please refer to note 1 on page 30 of the Group’s 2003 Annual Report.

    Certain figures for the three months and twelve months ended September 30, 2003 have been reclassified to conform with the financial statement presentation adopted in fiscal 2004.

    The Group’s fiscal year has been changed to December 31 effective this year, and accordingly the Group shall report audited fiscal results for the fifteen months ended December 31, 2004 and not for the twelve months ended September 30, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

4. Segmented information

Operating segments are defined as components of an enterprise about which separate financial information is available and which are evaluated regularly by the chief decision-makers in deciding how to allocate resources and in assessing performance.

The Group’s significant operating segments are:

(a)	Products segment:

This segment represents production and sale of products predominately to the renovation and retrofit market, which include custom profiles, exterior claddings, home furnishings, outdoor products/Royal Building Systems and pipe/fittings/other construction.

(b)	Support segment:

This segment represents materials, machinery and tooling and services provided predominately to the products segment. It includes PVC resin and chemical additives manufactured and utilized to produce compounds, as well as a variety of recycled plastics and materials. Machinery and tooling manufacturing, property management, distribution, transportation, research and development, as well as various support services, such as strategic guidance, sales, operational issues, purchasing, financial and administrative support and human resources, are also provided by this segment.

Performance is evaluated based on pre-tax earnings before amortization and interest, and return on invested capital.

	Products		Support
	Segment	Eliminations	Segment	Eliminations	Consolidated

For the 3 months ended September 30, 2004
Net sales	$521,987	$(9,766)	$167,142	$(154,525)	$524,838
Operating margin	48,713		26,919		75,632
Amortization charges	22,923		9,551		32,474
Acquisition of property, plant and equipment and goodwill	16,285		5,080		21,365
Property, plant and equipment	682,402		709,325		1,391,727
Goodwill	179,923		35,635		215,558
Total assets	1,623,597		909,389		2,532,986

For the 12 months ended September 30, 2004
Net sales	$1,885,933	$(40,810)	$646,507	$(576,632)	$1,914,998
Operating margin	169,662		120,972		290,634
Amortization charges	92,429		37,361		129,790
Acquisition of property, plant and equipment and goodwill	65,276		13,671		78,947
Property, plant and equipment	682,402		709,325		1,391,727
Goodwill	179,923		35,635		215,558
Total assets	1,623,597		909,389		2,532,986

For the 3 months ended September 30, 2003
Net sales	$518,815	$(8,835)	$158,146	$(141,348)	$526,778
Operating margin	(41,793)		(1,587)		(43,380)
Amortization charges	20,416		9,510		29,926
Acquisition of property, plant and equipment and goodwill	20,481		4,603		25,084
Property, plant and equipment	761,347		721,376		1,482,723
Goodwill	183,038		35,641		218,679
Total assets	1,641,720		888,734		2,530,454

For the 12 months ended September 30, 2003
Net sales	$1,850,057	$(27,486)	$599,650	$(536,824)	$1,885,397
Operating margin	17,380		94,976		112,356
Amortization charges	89,827		36,536		126,363
Acquisition of property, plant and equipment and goodwill	67,945		28,513		96,458
Property, plant and equipment	761,347		721,376		1,482,723
Goodwill	183,038		35,641		218,679
Total assets	1,641,720		888,734		2,530,454

Net sales by geographic region for the 3 months ended September 30, 2004 were 58% (2003 - 58%) to the US, 37% (2003 - 35%) to Canada and 5% (2003 - 7%) to foreign markets and for the 12 months ended September 30, 2004 were 59% (2003 - 60%) to the US, 34% (2003 - 33%) to Canada and 7% (2003 - 7%) to foreign markets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

5. Earnings (loss) per share

Basic and diluted earnings (loss) per share have been calculated using the weighted average and maximum dilutive number of shares outstanding for the three month period of 93,356,170 (2003 - 93,220,617) and for the twelve month period of 93,339,333 (2003 - 93,219,925). As at September 30, 2004, the Group had outstanding 15,935,444 multiple voting shares, 77,420,726 subordinate voting shares, and 3,693,703 options to acquire subordinate voting shares under the Group’s employee stock option plan.

6. Income taxes

In November 2003, the Ontario government repealed the previously enacted provincial income tax rate reductions. In accordance with the Group’s accounting policy for income taxes, future income tax assets and liabilities were revalued utilizing the substantively enacted rate of 34.12%. The revaluation resulted in a $13,000 charge to income tax expense in the first quarter of fiscal 2004.

7. Bank indebtedness and term debt

In October 2003, the Group converted its debt drawn under the bank credit facility to a non-revolving, non-amortizing term loan in the amount of $500,000. The costs of borrowings under the term-out remain unchanged from the previous amounts drawn on the revolving facility. During the second, third and fourth quarter, the Group prepaid this bank credit facility by a total of $174,035, such that $325,965 remains payable on April 28, 2005. The Group also purchased for cancellation during the current fiscal year a total of $33,500 of its medium term notes outstanding, such that $116,500 remains payable on April 13, 2010, as well as retired $22,800 of its long term debt outstanding.

8. Related party transactions

During the quarter, related party transactions to companies related to the controlling shareholder totaled $103, bringing the year to date amount to $815. These sales transactions were in the normal course of the Group’s business relating either to products typically manufactured by it and sold at prices and terms consistent with those to third party customers, or to the recovery of costs incurred in respect of certain shared services.

9. Stock-based compensation plans

During the current fiscal year, the Group established a Restricted Stock Unit Plan (“RSUP”) for the purposes of offering an exchange of options granted under the Group’s Long -Term Incentive Plan (formerly the Group’s 1994 Stock Option Plan), as described in notes 1(i) and 10 of the most recent annual audited financial statements for the year ended September 30, 2003. On July 2, 2004, 315,613 restricted stock units (“RSUs”) were granted to certain employees of the Group in exchange for 3,478,181 options granted under the Group’s Long -Term Incentive Plan. The grant document entitles the participant to receive one subordinate voting share for each RSU. It is the Group’s intention to provide the employee the option of cash settlement on the entitlement date. The cash payment would be based upon the closing price of the Group’s subordinate voting shares on the last business day preceding the entitlement date, being December 31, 2004. Compensation expense related to the RSUP is recognized evenly over the vesting period based on the expected total compensation to be paid out at the entitlement date. Based on the market price at the end of the current quarter, compensation expense of $1,767 was recorded during the quarter, and it is expected that a further compensation expense of $1,767 will be recorded in the quarter ended December 31, 2004.

    During the current fiscal year, the Group also established a Senior Management Incentive Plan (“SMIP”). This plan provides for the issuance of a maximum of 1,400,000 restricted stock units (“RSUs”). Each RSU entitles the participant to receive one subordinate voting share or an equivalent cash payment on the entitlement date provided the vesting criteria are satisfied, including performance-based criteria established in respect of the participant’s grant of RSUs. It is the Group’s intention to settle in shares on the entitlement date. On July 2, 2004, 1,395,000 RSUs were granted to certain senior employees and members of senior management of the Group. RSUs were valued at their fair market value on the grant date and compensation expense related to the SMIP is recognized evenly over the vesting period based on the total compensation to be paid out at the entitlement date. The counterpart will be recorded as contributed surplus. Based on the market price on the grant date of these RSUs, compensation expense of $1,674 was recorded during the quarter, with the same amount expected to be expensed in each of the next 9 quarters.

10. Severance and retirement costs

During the quarter ended September 30, 2004, the Group incurred certain severance and retirement costs totaling approximately $3,000, principally in respect of certain of the executive officers named in the Group’s January 23, 2004 Management Proxy Circular.

    The retirement arrangements with Mr. Vic De Zen are not yet concluded. Mr. De Zen resigned as the Co-Chief Executive Officer of the Group in December 2003 and finalization of such arrangements has been suspended pending the outcome of the RCMP and OSC investigations. The Group does not presently have any employment contracts or compensatory plans or arrangements for its other senior executives in connection with resignations, retirements, terminations of employment or a change in control of the Group.

11. Subsequent event

Subsequent to the quarter ended September 30, 2004, the Group has sold or entered into binding agreements to sell certain non-strategic assets to third parties for net proceeds of $27,337. The Group will record a pre-tax gain of $3,390 on the sale of these assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2004, AS COMPARED TO THE QUARTER ENDED SEPTEMBER 30, 2003

OVERVIEW

Royal Group Technologies Limited (“the Group”) is substantially engaged in the manufacture and distribution of polymer-based home improvement, consumer and construction products for sale primarily in the North American renovation, remodeling and new construction industries. The Group is vertically integrated and strives to be a low cost producer within its industry.

    The Group operates predominantly in the seasonal North American renovation and new construction markets. As such, sales, net earnings and cash flow have historically been significantly different on a by-quarter basis as compared to an annualized amount or rate.

CHANGE IN YEAR END

As previously announced, the Group’s fiscal year has been changed to December 31 effective this fiscal year. The Group shall report audited fiscal results for the fifteen months ended December 31, 2004 and not for the twelve months ended September 30, 2004.

NON-GAAP FINANCIAL MEASURES

For the purposes of the following discussion the terms “EBITDA” (earnings (loss) before interest, tax, depreciation, amortization and minority interest) and “operating margin” (being “earnings (loss) before the undernoted” as reported within the body of the consolidated statements of earnings) are used interchangeably. EBITDA is not a recognized measure under Canadian or United States (US) generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net earnings (loss) determined in accordance with GAAP as an indicator of the Group’s performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Group’s method of calculating EBITDA may differ from other companies and, accordingly, the Group’s EBITDA may not be comparable to measures used by other companies. Free cash flow (earnings (loss) before minority interest adjusted for items not affecting cash, changes in non-cash working capital items, less acquisition of property, plant and equipment and change in investments) is not a recognized measure under Canadian or US GAAP. It is therefore unlikely to be comparable to similar measures presented by other issuers. Management believes free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in the Group. Net funded debt (bank indebtedness net of cash plus term debt) to total capitalization (aggregate of shareholders’ equity, minority interest and net funded debt) ratio is not a recognized measure under Canadian or US GAAP. The following chart provides a calculation of free cash flow and net funded debt to total capitalization, which are not reported within the body of the financial statements:

	3 months	3 months	12 months	12 months
	ended	ended	ended	ended
(in thousands of Canadian dollars)	Sept. 30/04	Sept. 30/03	Sept. 30/04	Sept. 30/03

Earnings (loss) before minority interest	$23,852	$(79,936)	$72,143	$(60,236)
Items not affecting cash	36,917	180,467	168,457	247,188
Change in non-cash working capital	26,938	53,748	(15,571)	45,944

Cash flow from operating activities	87,707	154,279	225,029	232,896

Acquisition of property, plant and equipment	(21,365)	(22,159)	(78,947)	(93,533)
Change in investments	243	-	(3,334)	-

Free cash flow	$66,585	$132,120	$142,748	$139,363

(in thousands of Canadian dollars)	Sept. 30/04	Sept. 30/03

Bank indebtedness	$325,965	$355,080
Term debt	331,720	404,598
Cash	(64,832)	-

Net funded debt	592,853	759,678
Minority interest	14,616	15,603
Shareholders’ equity	1,419,074	1,365,412

Total capitalization	$2,026,543	$2,140,693

Net funded debt to total capitalization	29.3%	35.5%

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS FROM OPERATIONS

Management has prepared the following review of the Group’s operating results and financial position for the three month and twelve month periods ended September 30, 2004, which is based upon accounting principles generally accepted in Canada. All amounts are in Canadian dollars unless specified otherwise. This analysis of the Group’s operations has been derived from and should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three month and twelve month periods ended September 30, 2004 and the audited consolidated financial statements for the year ended September 30, 2003.

    Net sales for the quarter were $525 million as compared to $527 million in the previous year (fourth quarter of the previous year), reflecting the impact of the US dollar denominated sales being recorded at a lesser exchange rate. Only unit sales of Window Coverings and Royal Building Systems actually decreased this quarter as compared to the previous year. Products Segment sales were $512 million for the quarter as compared to $510 million in the previous year. Custom Profiles sales grew by 2% to $215 million from $211 million. With selling price increases implemented during this past quarter and continued cross-selling initiatives, the Group is positioned for continued sales growth in Custom Profiles in the up coming quarters. Exterior Claddings sales were $96 million in both the current and previous year. Home Furnishings, which includes window coverings and housewares, declined 8% to $63 million from $69 million. This reflects the impact of our exit in the third and fourth quarters of the previous year from certain of our window coverings businesses and the final disposition of the inventories in the fourth quarter of last year. Outdoor Products/RBS, which includes fencing, decking, railings, patio furniture, sheds and Royal Building Systems, decreased 12% to $57 million from $65 million in the previous year. The decrease reflects declines in patio furniture sales as well as Royal Building Systems sales, where we turned down sales where margins were not sufficient. However, we continue to experience increased penetration of all of our Outdoor Products, particularly into the US. Pipe/Fittings/Other Construction increased 15% to $91 million from $79 million in the previous year, reflecting continued strong construction activity as well as the continued progress made in our fittings market penetration.

    Support Segment sales for the quarter, before eliminations, increased to $167 million, from $158 million in the previous year. Sales of Materials grew 16% to $134 million from $115 million in the previous year. The increase in material requirements is due to the increased production demands of the Products Segment. Sales in Machinery & Tooling were $14 million as compared to our typical level of approximately $16 million per quarter. Sales in the Services category were $19 million, consistent with our average of approximately $20 million over the past several quarters.

    During the quarter, sales to non-Canadian customers including foreign based sales and exports from Canadian operations were $333 million or 63% of total sales as compared to $343 million or 65% in the previous year. Adjusting for the impact of foreign exchange, this percentage was 64% for the current quarter, reflecting increased growth in Custom Profiles sales in Quebec and the US, Exterior Claddings sales in central and eastern Canada, and Outdoor Products sales in central Canada and the US.

    The Group’s overall EBITDA for the quarter increased to $75.6 million, from negative $43.4 million in the previous year. EBITDA as a percentage of sales was 14.4% compared to negative 8.2% in the previous year. After adjusting for one-time events of $3.0 million in the current quarter and $116.0 million recorded in the fourth quarter of the previous year, EBITDA was $78.6 million or 15.0% as compared to $72.6 million or 13.8% in the previous year. The one-time events incurred in the current quarter relate to severance and retirement costs, principally in respect of certain past executive officers. The one-time events recorded in the fourth quarter of the previous year include: $57.1 million relating primarily to assets in Argentina and those in the Philippines and Hawaii, as well as impairment charges relating to the repositioning of export and project activities; $34.3 million in respect to certain manufacturing assets and management information systems that were repositioned or abandoned; $17.4 million relating to inventory and accounts receivable provisions; $4.7 million relating to the write-down of tangible assets, primarily inventories, promotional material and accounts receivable, in connection with the decision to exit from certain retail window covering programs in the US; and $2.5 million in costs associated with the review of financial alternatives to enhance shareholder value.

    Raw material costs for the quarter increased to 49.3% of sales from 47.6% in the previous year, after adjusting for the impact of the one-time events recorded in the previous year. Severe increases in the market cost of poly vinyl chloride (PVC) resin and vinyl chloride monomer (VCM) have more than offset the improvement in costs due to the shifting in our product mix towards Custom Profiles growth and increased sales in Fittings where our material costs are lower. During the current quarter, the Group was able to increase selling prices among some of our product line-up, which assisted in the recovery of margins that have been negatively impacted by continuing material price increases. In an effort to lessen the impact of raw material price increases, the Group continues to explore ways to reduce costs in our material formulations and production processes, focus on reviewing individual products and customers to ensure profitability, and increase prices or discontinue products with unsuitable margins. Decreased sales of certain window coverings, patio furniture and Royal Building Systems are examples of situations where we declined sales due to unsuitable margins as determined by our continuous review process.

    Labor costs for the quarter increased to 12.5% of sales from 12.2% in the previous year. The previous year is lower due to large savings incurred as a result of significant layoffs during plant shutdowns during that quarter. The Group continues to monitor its production processes and tighten its lead times, creating savings in overtime and utilizing less seasonal manpower. Increased line speeds have also resulted in better absorption of labour costs.

    Other manufacturing costs for the quarter decreased to 10.3% of sales from 12.5% in the previous year. With the continued focus on restraining inventory levels and improved efficiencies and capacity utilization improvements, these costs are lower in absolute dollars and as a percentage of sales. Partially offsetting this were the expenses associated with the amalgamation of certain existing capacities and higher utility and insurance costs throughout the Group. While the Group’s focus on reducing the overall inventory levels has negatively impacted overhead absorption, the continuing program of dealing with existing operations and capacities, maintaining tight controls over capital expenditures, implementing best practices in operations along with increasing sales volumes, is expected to lead to improvements in our cost absorptions and efficiencies in other manufacturing costs.

    Selling and distribution costs for the quarter decreased to 12.5% of sales as compared to 13.2% in the previous year, after adjusting for the impact of the one-time events recorded in the previous year. We have stabilized the use of funds for sales and marketing activities and drive more from cross-selling and related initiatives with our core products and existing channels, as well as through increasing awareness of the corporate Royal brand. In addition, warehousing costs are lower as a result of our inventory management program and improvement in our distribution logistics. General and administration costs as a percent of sales increased slightly to 6.5% from 6.4%, after adjusting for the impact of the one-time events recorded in the current quarter. The current quarter includes compensation expense of $1.8 million related to the new Restricted Stock Unit Plan (“RSUP”) and $1.7 million related to the new Senior Management Incentive Plan (“SMIP”) implemented in the current quarter. Excluding these new charges, costs are flat in absolute dollar terms despite increasing sales, as we continue to monitor our overhead costs and gain efficiencies from improved processes.

    Products Segment EBITDA for the quarter increased to $48.7 million as compared to negative $41.8 million in the previous year. EBITDA as a percentage of sales increased to 9.3% from negative 8.1% in the previous year. Excluding one-time events recorded in the fourth quarter of the previous year, EBITDA was $45.9 million last year or 8.8% of sales. The increase from the previous year reflects

MANAGEMENT’S DISCUSSION AND ANALYSIS

improved results in our pipe and fittings business and continuing improvement in our core businesses of Custom Profiles, Exterior Claddings and Outdoor Products, offset by higher raw material costs.

    Support Segment EBITDA for the quarter increased to $26.9 million as compared to negative $1.6 million in the previous year. EBITDA as a percentage of sales increased to 16.1% from negative 1.0% in the previous year. Excluding one-time events recorded in the current quarter and the fourth quarter of the previous year, EBITDA was $29.9 million or 17.9% of sales in the current quarter as compared to $26.7 million or 16.9% of sales in the previous year. The Support Segment EBITDA reflects the contribution from increased volumes in our Materials operation, offset by compensation expense of $3.5 million recorded in the current quarter relating to the RSUP and the SMIP.

    Amortization expense for the quarter was $32.5 million as compared to $29.9 million in the previous year. Amortization expense is anticipated to level off, reflecting our restraint on capital expenditures over the last several quarters as we continue to focus on increasing our utilization of our existing manufacturing assets. Capital expenditures for the quarter were $21.4 million, much less than this quarter’s amortization charges. In the Products Segment, amortization as a percentage of sales was 4.4% for the quarter as compared to 3.9% in the previous year. In the Support Segment, amortization as a percentage of sales was 5.7% for the quarter as compared to 6.0% for the previous year. Interest and financing charges decreased to $9.8 million as compared to $12.5 million in the previous year, reflecting primarily the lower level of funded debt in the current quarter compared to the previous year. All interest costs were expensed in the current quarter, whereas $0.4 million was capitalized to assets under construction during the same quarter last year.

    The income tax rate for the quarter was 29%. Excluding the effect of the $13.0 million non-cash charge to future income tax expense recorded in the first quarter, the Group’s overall effective income tax rate for fiscal 2004 is expected to be between 28% to 30%.

    Net earnings during the quarter increased to $24.4 million from a net loss of $78.0 million last year. On a basic and diluted basis, earnings per share for the period was $0.26 as compared to a loss of $0.84 per share for the same period in the previous year.

    On October 15, 2004 the Group announced that the Ontario Securities Commission (“OSC”) provided the Group with a copy of a Production Order on October 12, 2004 that was issued on October 5, 2004 by a Justice in Ontario addressed to the Group's lead bank. The Order, which relates to a time period between January 1, 1996 and July 30, 2004, requires that certain documents be provided by such bank to the RCMP (“Royal Canadian Mounted Police”) in relation to four companies, Royal Building Systems, a subsidiary of the Group, Royal St. Kitts Beach Resort Limited (“the Resort”) and two other affiliates of the Resort. The Resort ownership includes the following directors or executive officers and their percentage ownership: Vic De Zen (60%), Douglas Dunsmuir (5%), Ron Goegan (0.02%) and Angelo Bitondo (0.01%). In addition, the following non-executive employees of the Group and their percentage ownership in the Resort is as follows: Fortunato Bordin (20%) and Domenic D'Amico (15%).

    On October 18, 2004, the Group received a letter from the RCMP advising that Royal Group is a target of the RCMP's investigation.

    On October 21, 2004, the Group announced that it expanded the special committee of its board of directors that was established in December 2003 to conduct an independent investigation related to the OSC and the RCMP investigations into transactions involving the Group and the Resort. The expanded special committee now comprises all of the independent directors of the Group. The mandate of the special committee was expanded to include all aspects of the investigations and inquiries by securities regulatory authorities and the RCMP and any similar or related investigations and inquiries that may be commenced by these or other authorities, all news releases and other communications with the public and make a determination with respect to the role within the Group of any individuals who are currently involved in the regulatory or law enforcement investigations and/or proceedings.

    On October 28, 2004 the Group announced that on October 27, 2004, it was provided with a copy of a second Production Order issued on October 25, 2004 by a Justice in Ontario addressed to the Group's lead bank. The second Order, which relates to a time period between January 1, 1996 to October 25, 2004, requires that certain documents be provided by the bank to the RCMP in relation to certain individuals and a number of entities, including the Group.

    Both Orders include allegations of actions contrary to the criminal code and include allegations of intent to defraud the shareholders and creditors of the Group and deceive the shareholders and others by circulating or publishing in a prospectus or statement or account which was known to be false and theft. The Orders collectively name the controlling shareholder and non-executive chairman of the Group, the chief executive officer, the chief financial officer, nonexecutive employees of the Group and a former officer of the Group.

    The Group is unable to determine whether there will be any financial impact resulting from these investigations. KPMG LLP, the Group's independent auditors, has advised the Group that due to the status of the ongoing internal review and investigation by the special committee of the board of directors of Royal, it is thus currently unable to complete its review of the Group's unaudited interim consolidated financial statements. The special committee has retained Kroll Inc. to carry out further accounting work beyond the scope of the investigation that it completed earlier this year.

    During the current fiscal year, the Group established a RSUP for the purposes of offering an exchange of options granted under the Group’s Long-Term Incentive Plan (formerly the Group’s 1994 Stock Option Plan). On July 2, 2004, 315,613 restricted stock units (“RSUs”) were granted to 615 employees of the Group in exchange for 3,478,181 options granted under the Group’s Long-Term Incentive Plan. Compensation expense related to the RSUP is recognized evenly over the vesting period based on the expected total compensation to be paid out at the entitlement date. Based on the market price at the end of the quarter, compensation expense of $1.8 million was recorded in the quarter, and it is expected that a further compensation expense of $1.8 million will be recorded in the quarter ended December 31, 2004. In addition, the Group also established a SMIP. On July 2, 2004, 1,395,000 RSUs were granted to approximately 60 senior employees and members of senior management of the Group. RSUs are valued at the fair market value on the grant date and compensation expense related to the SMIP is recognized evenly over the vesting period based on the total compensation to be paid out at the entitlement date. The counterpart is recorded as contributed surplus. Based on the market price on the grant date of these RSUs, compensation expense of $1.7 million was recorded during the quarter, with the same amount expected to be expensed in each of the next nine quarters.

    During the quarter, the Group incurred certain severance and retirement costs totaling approximately $3 million, principally in respect of certain of the executive officers named in the Group’s January 23, 2004 Management Proxy Circular. The retirement arrangements with Mr. Vic De Zen are not yet concluded. Mr. De Zen resigned as the Co-Chief Executive Officer of the Group in December 2003 and finalization of such arrangements has been suspended pending the outcome of the RCMP and OSC investigations. The Group does not presently have any employment contracts or compensatory plans or arrangements for its other senior executives in connection with resignations, retirements, terminations of employment or a change in control of the Group.

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

During the quarter, the Group achieved a cash flow source from operating activities of $87.7 million as compared to $154.3 million in the previous year. The Group achieved a free cash flow source of $66.6 million as compared to $132.1 million in the previous year. The Group had significant plant shutdowns and slowdowns in the previous year, which gave rise to significant inventory reductions and cash cost savings. Refer to the chart in Non-GAAP Financial Measures for the calculation of free cash flow. The Group’s focus on restraining working capital investment and capital expenditures should continue to positively affect cash flow from operating activities and free cash flow, contain invested capital and improve returns.

    Working capital was $233 million at September 30, 2004 as compared to $130 million at September 30, 2003. Due to our continuing efforts and focus on monitoring collections, days receivable outstanding has remained relatively unchanged at 56 days as compared to 55 days last September. Days inventory outstanding has increased slightly to 119 days from last September’s 117 days. Inventory levels in dollar terms have increased over last year primarily due to significantly higher raw material prices, however unit inventory levels are lower in the current year as compared to the previous year. The Group continues to focus on further inventory containment and improve our production and inventory management best practices rollout.

    Fourth quarter capital expenditures were $21.4 million as compared to $22.2 million in the previous year. For the fourth quarter of fiscal 2004, $16.3 million was incurred primarily for tooling and equipment to be used in the Products Segment, and principally in Custom Profiles. These expenditures continue for higher output equipment and tooling. In the Support Segment $5.1 million was incurred, principally for our Materials plants and for our Corporate information systems additions and improvements. Subsequent to the quarter end, the Group has sold or entered into binding agreements to sell certain non-strategic assets to third parties for net proceeds of $27.3 million. The Group will record a pre-tax gain of $3.4 million on the sale of these assets.

    At September 30, 2004, $326 million was drawn on the termed-out bank credit facility. This balance has been classified as a current liability since the amount drawn on the bank credit facility is repayable on April 28, 2005. The Group intends to arrange new debt facilities prior to April 28, 2005 in order to satisfy its current and long term financing requirements. The net funded debt to total capitalization ratio at September 30, 2004 was 29.3%, compared to 35.5% at September 30, 2003. Refer to the chart in Non-GAAP Financial Measures for a calculation of net funded debt to total capitalization. The Group expects to reduce its net funded debt further in the quarter to December 31, 2004.

    Our public debt ratings remain at BBB- with a Negative Outlook by Standards and Poors (S&P), and BBB flat with a Stable Outlook by Dominion Bond Rating Services (DBRS), although both have been put on Credit Watch with negative implications. While the Group’s financial results continue to be reassuring, the ratings agencies have expressed concerns regarding the uncertainties surrounding the recent RCMP Production Orders and continuing investigation, as well as the affect that this might have on the refinancing of our bank credit facility.

    Management believes that the Group’s anticipated operating cash flow and available cash on deposit are sufficient to meet its working capital and capital expenditure requirements, including the seasonal nature thereof, until April 28, 2005. The Group’s other term debts have maturities well staged over longer periods of time. Management believes that the Group’s strong free cash flow, sharply reduced capital expenditures and working capital constraints, its improving business results each quarter in the face of rising material costs and a strengthening Canadian dollar, and its strong balance sheet with an equity position of over $1.4 billion, place it well to secure financing for continuing operations with appropriate flexibility, terms and conditions.

RISKS AND UNCERTAINTIES

The Group operates in many markets each of which involves various risks, uncertainties and other factors affecting the Group specifically, its industry or the markets generally. The Group’s future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Group’s actual results and could cause the Group’s actual results for fiscal 2004 and beyond to differ materially from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in the Group’s product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Group’s outstanding debt and current debt ratings; the ability to meet the financial covenants in the Group’s credit facilities; the ability to successfully replace our syndicated credit facility; changes in the Group’s product mix; the growth rate of the markets in which the Group’s products are sold; market acceptance and demand for the Group’s products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes or similar matters; and changes in securities or environmental laws, rules and regulations and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

•
The Group’s business is substantially related to the North American renovation, remodeling and construction markets, both residential and industrial/commercial. Therefore, the demand for the products manufactured and distributed by the Group is affected by changes in the general state of the North American economy, including renovation and remodeling, new housing starts and the level of construction activity in general.

•
The price and availability of raw materials, and in particular PVC resin and VCM, represents a substantial portion of the cost of manufacturing the Group’s products. Historically, there have been fluctuations in these raw materials’ prices and in some instances price movements have been volatile and affected by circumstances beyond the Group’s control. There can be no assurance that the Group can pass on increases from normal market fluctuations in the price of PVC resin, VCM and other raw materials to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins. In addition, the Group has occasionally found certain raw materials to be in short supply. The Group could experience materially adverse circumstances if the availability of either PVC or VCM became restricted due to market conditions, or issues particular to the Group.

•
On October 15, 2004 the Group announced that the Ontario Securities Commission (“OSC”) provided the Group with a copy of a Production Order on October 12, 2004 that was issued on October 5, 2004 by a Justice in Ontario addressed to the Group's lead bank. The Order, which relates to a time period between January 1, 1996 and July 30, 2004, requires that certain documents be provided by such bank to the RCMP (“Royal Canadian Mounted Police”) in relation to four companies, Royal

MANAGEMENT’S DISCUSSION AND ANALYSIS

Building Systems, a subsidiary of the Group, Royal St. Kitts Beach Resort Limited (“the Resort”) and two other affiliates of the Resort. The Resort ownership includes the following directors or executive officers and their percentage ownership: Vic De Zen (60%), Douglas Dunsmuir (5%), Ron Goegan (0.02%) and Angelo Bitondo (0.01%). In addition, the following non-executive employees of the Group and their percentage ownership in the Resort is as follows: Fortunato Bordin (20%) and Domenic D'Amico (15%).

On October 18, 2004, the Group received a letter from the RCMP advising that Royal Group is a target of the RCMP's investigation.

On October 21, 2004, the Group announced that it expanded the special committee of its board of directors that was established in December 2003 to conduct an independent investigation related to the OSC and the RCMP investigations into transactions involving the Group and the Resort. The expanded special committee now comprises all of the independent directors of the Group. The mandate of the special committee was expanded to include all aspects of the investigations and inquiries by securities regulatory authorities and the RCMP and any similar or related investigations and inquiries that may be commenced by these or other authorities, all news releases and other communications with the public and make a determination with respect to the role within the Group of any individuals who are currently involved in the regulatory or law enforcement investigations and/or proceedings.

On October 28, 2004 the Group announced that on October 27, 2004, it was provided with a copy of a second Production Order issued on October 25, 2004 by a Justice in Ontario addressed to the Group's lead bank. The second Order, which relates to a time period between January 1, 1996 to October 25, 2004, requires that certain documents be provided by the bank to the RCMP in relation to certain individuals and a number of entities, including the Group.

Both Orders include allegations of actions contrary to the criminal code and include allegations of intent to defraud the shareholders and creditors of the Group and deceive the shareholders and others by circulating or publishing in a prospectus or statement or account which was known to be false and theft. The Orders collectively name the controlling shareholder and non-executive chairman of the Group, the chief executive officer, the chief financial officer, non-executive employees of the Group and a former officer of the Group. The Group is unable to determine whether there will be any financial impact resulting from these investigations. KPMG LLP, the Group's independent auditors, has advised the Group that due to the status of the ongoing internal review and investigation by the special committee of the board of directors of Royal, it is thus currently unable to complete its review of the Group's unaudited interim consolidated financial statements. The special committee has retained Kroll Inc. to carry out further accounting work beyond the scope of the investigation that it completed earlier this year.

•
The Group’s bank credit facility is presently a non-revolving, non-amortizing term loan in the amount of $326 million payable on April 28, 2005. The Group intends to secure new debt facilities prior to such date, with appropriate flexibility, costs, terms and conditions, in order to satisfy its continuing financing requirements.

•
As the Group carries out a significant portion of its activities in foreign markets (including the US), it is exposed to the risk of foreign exchange fluctuations. The Group attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Group may not be able to offset any or all of its foreign market risks. While the Group has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may, if deemed necessary, do so in a prudent fashion, in the future. The Group does not purchase derivative instruments beyond those needed to hedge foreign currency requirements.

•
The Group faces a high level of competition in most product categories and geographic regions. Low cost foreign competitors continue to be a threat to the Group’s cost structure, particularly in its consumer product lines. The Group attempts to minimize risks associated with this by striving to reduce costs when feasible and/or offer enhanced customer services. In addition, the Group may compete in some product categories and regions with larger, better capitalized companies which may be better positioned to respond to shifts in the marketplace.

CORPORATE INFORMATION

Corporate Office
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario
Canada L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
Web site: www.royalgrouptech.com

Transfer Agents and Registrars
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-564-6253 or (514) 982-7270
Facsimile: 1-888-453-0330 or (416) 263-9394
E-mail: caregistryinfo@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, Inc.
303 Indiana Street, Suite 800
Golden, Colorado 80401
Telephone: (303) 262-0600
Facsimile: (303) 262-0700

Shareholder Inquiries
Responses to shareholder inquiries as well
as information published by the Company for
its shareholders and others, including
annual reports, quarterly reports and annual
information forms may be obtained from:

Investor Relations
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
E-mail: info@royalgrouptech.com
Web site: www.royalgrouptech.com

Debt Ratings

Rating Agency	Medium Term Notes

DBRS	BBB
S&P	BBB-

Index Listings
S&P/TSX Composite Index

Trading Data (Stock Symbol: RYG)
Toronto Stock Exchange (TSX)
New York Stock Exchange (NYSE)

	High	Low	Close	Volume
	TSX	TSX	TSX	(in 000’s)
				TSX+NYSE

Fiscal 2004
Q4	$12.55	$8.53	$8.78	16,170
Q3	16.45	11.75	12.00	14,894
Q2	17.40	11.99	14.38	25,895
Q1	12.70	8.60	12.30	26,710
Fiscal 2003
Q4	$12.71	$9.51	$12.10	20,083
Q3	10.69	6.60	9.63	33,877
Q2	16.79	6.57	6.85	30,163
Q1	17.50	13.02	15.21	19,095

Outstanding Share Information
as at September 30, 2004 and 2003

	2004	2003

Multiple Voting Shares	15,935,444	15,935,444
Subordinate Voting Shares	77,420,726	77,285,173

Total Shares Outstanding	93,356,170	93,220,617

Total options outstanding as at September 30, 2004 are 3,693,703 (2003 - 9,107,217).

Forward Looking Statements

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as “expect”, “should continue”, “continue”, “believe”, “anticipate”, “estimate”, “contemplate”, “target”, “plan”, “budget”, “may”, “will”, “schedule” and “intend” or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; the ability to successfully replace our syndicated credit facility; changes in product mix; the growth rate of the markets into which Royal’s products are sold; market acceptance and demand for Royal’s products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of November 19, 2004 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.